

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2010

<u>Via U.S. Mail and Facsimile to 845-986-6699</u>

Duane W. Albro
President and Chief Executive Officer
Warwick Valley Telephone Company
47 Main Street
Warwick, NY 10990

  Re: Warwick Valley Telephone Company
    Form 10-K for the fiscal year ended December 31, 2009
    Filed March 16, 2010
    File No. 000-11174

Dear Mr. Albro:

  We have completed our review of your filing and do not have any further comments at this time.

        Sincerely,

        /s/ Robert Bartelmes
        for Larry Spirgel
        Assistant Director